Ossen Innovation Co., Ltd.
518 Shangcheng Road, Floor 17, Shanghai, 200120,
Peoples Republic of China
Tel: +86 (21) 6888-8886

September 28, 2010

VIA FEDERAL EXPRESS

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Ossen Innovation Co., Ltd.
Registration Statement on Form F-1
Filed August 3, 2010
File No. 333-168496
Shell Company Report on Form 20-F
Filed July 12, 2010
File No. 0-53914

Dear Ms. Long:

On behalf of Ossen Innovation Co., Ltd. (“we” or the “Company”), we respond as follows to the Staff’s comment letter dated August 30, 2010 relating to the above-captioned registration statement on Form F-1 and shell company report on Form 20-F.  Captions and page references herein correspond to those set forth in the registration statement, unless otherwise specified.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.
We note that you have omitted non-Rule 430A information, including the number of ordinary shares being offered and an estimated price range, throughout the registration statement.  To the extent practicable, please complete this information before amending the registration statement.  Please note that we will need sufficient time to review the information before you request acceleration of the registration statement’s effectiveness.  Further, please confirm that you will include an estimated price range in the form of preliminary prospectus distributed to prospective purchasers.

For the Staff’s information, we will complete the omitted non-Rule 43AA information before the registration statement to the extent possible and we will allow the Staff sufficient time to review this information before we request acceleration of the registration statement’s effectiveness.  In addition, for the Staff’s information, we confirm that we will include an estimated price range in the form of a preliminary prospectus distributed to prospective purchasers.

2.
We note that you intend to file by amendment the legality and tax opinions.  Please note that we may have comments on the opinions and other exhibits once they are filed.  Please allow us sufficient time to review these materials before requesting acceleration of the registration statement’s effectiveness.

For the Staff’s information, we have filed forms of the legality and tax opinions for the Staff’s review and we will allow the Staff sufficient time to review this information before we request acceleration of the registration statement’s effectiveness.

3.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

For the Staff’s information, prior to the effectiveness of the registration statement, we will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has cleared our filing.

4.
Please identify the source(s) for the industry and scientific information that you provide.  In this regard, we note that you have provided numerous factual statements, but you do not always indicate whether the source of this information is management’s belief, industry data, scientific reports, general articles, or any other source.  If this information is based upon management’s belief, please indicate that this is the case and also provide an explanation for the basis of your belief.  If this information is based upon other sources, please provide us copies of these sources.  Please also disclose in your filing the date of these sources and whether the information represents the most recently available data and, therefore, remains reliable.  Finally, if you funded or were otherwise affiliated with any of the sources that you cite, please disclose this.  Otherwise, please confirm that these sources are widely available to the public.  If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.  To expedite our review, please provide us copies of each source, clearly marked to highlight the portion or section that contains this information, and cross-reference it to the appropriate location in your filing.  We may have additional comments after we review your response.

We have revised the registration statement to identify the source for the industry information that we disclose and to indicate which statements are management’s belief and the basis for their belief.  In addition, we have attached the consent of Beijing Tianzhi Jiutao Management Consulting Co., Ltd. as an exhibit to the registration statement. The PRC PC Strand Industry Investment and Market Operation Research Report generated by this company was written in Chinese.  For the Staff’s information, we paid to receive a copy of the report. A translation of the relevant sentence from the report is set forth in the registration statement and attributed to the report.

5.
Please provide us copies of any artwork that you intend to use as soon as possible for our review and comment.  Please keep in mind that we may have comments on these materials and you should consider waiting for further comments before printing and circulating any artwork.

For the Staff’s information, in the event that we decide to include artwork in the registration statement, we will provide the Staff with copies of such artwork as soon as possible for your review and comment.

Registration Statement’s Facing Page

6.
Your registration statement states that your standard industrial classification code number is 3315.  The EDGAR system indicates that your standard industrial classification code number is 3312.  Please reconcile this apparent inconsistency.

We have revised the registration statement to conform the standard industrial classification code to the number on the EDGAR system.

7.	We note that you have not checked the Rule 415 box. Please tell us whether you intend to rely on Rule 415 under the Securities Act in connection with the offering.

We do not intend to rely on Rule 415 under the Securities Act in connection with the offering

Prospectus Cover Page

8.
Your disclosure on pages 6 and 92 states that this is a “best efforts” underwritten offering.  Please revise this disclosure to provide the information required by subparagraphs (ii) and (iii) of Item 501(b)(8) of Regulation S-K.

We have revised the registration statement to reflect that this is a firm commitment underwritten offering.

Prospectus Summary, page 1

9.
We note your statements that you are “the largest producer of prestressed steel materials in China,” “the leading enterprise in the PRC in the design, engineering, manufacture and sale of customized prestressed steel materials,” and “one of the leading Chinese exporters of customized prestressed steel materials.”  For these and similar statements throughout the prospectus, please revise your disclosure to disclose the measure against which you are making these statements (e.g., by revenue or tonnage).

We have revised the registration statement in response to the Staff’s comment.

Risk Factors, page 10
One shareholder owns a large percentage of our outstanding stock . . . , page 15

10.
Please revise your risk factor disclosure to clarify, if true, that Mr. Tang currently controls your company and, assuming the successful completion of your offering, will continue to control your company.  Please also address the material implications of this control.

We have revised this risk factor in response to the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and
Results of Operations, page 33

11.
We note the phrase “within the ‘safe harbor’ provisions of the Private Securities Litigation Reform Act of 1995” in the first paragraph.  Since this is your initial public offering, the safe harbor provision is inapplicable.  See Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act.  Accordingly, please delete the phrase.

We have deleted this phrase in response to the Staff’s comment.

Liquidity, page 38

12.
Please amend your filing to discuss the significance of your six major customers as discussed on pages 10 and F-16 to your liquidity.  Furthermore, if revenues from transactions with a single external customer amount to 10% or more of your revenues, please amend your filing to disclose that fact and the total amount of revenues from each such customer.  Refer to ASC 280.10.50.42 for guidance.

We have amended the registration statement in response to the SEC’s comments.

13.
Please revise your disclosure to address your intention, as disclosed elsewhere in the prospectus, to expand your production capacity.  In doing so, please address how such expansion could impact your liquidity and capital expenditures.

We have revised our disclosure in response to the SEC’s comments

Accounts Receivable, page 43

14.
You disclose that accounts receivable, which represents 23% of current assets as of December 31, 2009, increased significantly in 2009 as compared to 2008 because your international sales declined.  Please revise your filing to quantify how much of the $15.2 million balance was subsequently collected in cash.  If your receivables were not materially collected, please revise your filing to include a critical accounting policy that explains the factors you considered in determining your allowance for doubtful accounts and the contributing factors for non-collection of your receivables.  Furthermore, please revise your filing to provide a schedule of your valuation account pursuant to Rule 12-09 of Regulation S-X.

We have amended the registration statement to quantify how much of the $15.2 million balance was subsequently collected in cash.  Because our receivables were materially collected, we have decided not to include a critical accounting policy that explains the factors we considered in determining our allowance for doubtful accounts.  We have also provided a schedule of our valuation account.

Bank Loans, page 43

15.
You state that you anticipate rollovers of all your current facilities that are set to mature in the 2010 and do not foresee a reduction in the availability of bank credit to fund your operations and meet your growth objectives.  Please revise your filing to quantify funds available to you under your bank credit.

We have revised our filing to clarify that we do not foresee a reduction in the availability of short-term bank loans to fund our operations and meet our growth objectives.  There is no other bank credit available to us.

16.
Please disclose whether your bank loans have financial covenants.  If so, please identify each measure and quantify the requirement and your actual results.  Please also confirm whether you were in compliance with your covenants at each period presented.

We have disclosed that our bank loans have no financial covenants.

Corporate Structure and Organization, page 47

17.
Please revise your disclosure to provide a materially complete description of your relationship with the Ossen Group.  In this regard, we note your disclosure on page 50 in the fifth paragraph of the business section.

We have revised the registration statement in response to the Staff’s comment.

Business, page 50
Overview, page 50

18.
We note your disclosure concerning your affiliation with the Ossen Group and the information that you have provided about the revenues of the Ossen Group.  Please revise your disclosure to clarify the nature of your affiliation with the Ossen Group.  In doing so, you may wish to address whether the affiliation entails active business relationships as well as whether it consists only of the common control exercised by Dr. Tang.  Regarding the revenues of the Ossen Group, please revise your disclosure to clarify what significance this information has for prospective investors in your company.

We have revised the registration statement in response to the Staff’s comment.

Our Growth Strategy, page 50

19.
Please revise your disclosure to address in greater detail how you intend to expand your production capacity from 140,000 tons to 200,000 tons in the next five years.  You may wish to address whether the growth will be internal, as a result of acquisitions, or a mixture of the two.  Please also address how the proceeds from the offering will impact your expansion plans.  To the extent necessary, please revise your use of proceeds section disclosure, too.

We have revised our disclosure in response to the Staff’s comments.

Certain Relationships and Related Party Transactions, page 78

20.	Please revise your disclosure to include the information set forth in Note 9 (Related Party Transactions) to your audited financial statements for fiscal year 2009.

We have revised our disclosure in response to the Staff’s comment.

Description of Share Capital, page 79

21.	We assume that the phrase “As of June 10, 2010, we have issued outstanding” in the second paragraph on page 79 is inadvertent. Please revise your disclosure accordingly.

The Staff’s assumption is correct.  We have deleted this phrase.

Shares Eligible for Future Sale, page 86
Rule 144, page 86

22.
We note your disclosure that Rule 144 is unavailable to your security holders until July 9, 2011, subject to applicable conditions.  We further note that you that the official filing date for your first 20-F, as reflected in the EDGAR system, is July 12, 2010.  Please revise your disclosure accordingly.  See Rule 144(i).

We have revised our disclosure in response to the Staff’s comment.

23.
We note the reference to lock-up agreements in the second paragraph, but we are unable to locate a description of the lock-up agreements.  Please revise your disclosure to provide this description.  Further, please file the lock-up agreements as exhibits to the registration statement, and confirm that there are no agreements or understandings between the underwriters and any of the persons subject to the lock-up agreements to permit those persons to resell their securities before the lock-ups’ expiration periods.

We have deleted the inadvertent references to lock-up agreements.

Taxation, page 87

U.S. Federal Income Taxation of U.S. Holders, page 88

24.
Please delete the word “generally” throughout this subsection because the word may imply that you have not disclosed all material U.S. federal income tax consequences and that investors cannot rely on the disclosure.  In addition, please revise your disclosure to cite relevant authority for the summarized tax consequences.

The word “generally” has been deleted throughout this subsection in response to the Staff’s comment.  In addition, the tax consequences disclosed in this subsection are based on information provided to us by our U.S. legal counsel, whose legal opinion has been filed as an exhibit to the registration statement.  We do not believe that investors would find the disclosure of the underlying legal authority for these disclosures to be meaningful.

Underwriting. page 92

25.	Please revise your disclosure to provide all of the information required by Item 2.B of Part I of Form 20-F. Please refer to Item 4(a) of Form F-1.

We have revised our disclosure in response to the Staff’s comment.

Legal Matters, page 99

26.	Please include counsel’s address as required by paragraph 23 of Schedule A of the Securities Act.

We have included the addresses of our counsel in response to the Staff’s comment.

Experts, page 100

27.	Please identify the auditor that audited your financial statements for the year ended December 31, 2007 as required by Item 1.C of Part I of Form 20-F. Please refer to Item 4(a) of Form F-1.

We have not identified such auditor because audited financial statements for the year ended December 31, 2007 have not been included in the prospectus.

Change in Accountant

28.
Based on your disclosure on page 63 of your 2009 Form 20-F, it appears that you changed accountants.  Given this, please amend your filing to provide the required disclosures of Item 16.F of Form 20-F.  Refer to Item 4.D of Form F-1 for guidance.

We have amended the registration statement in response to the Staff’s comment.

Financial Statements, page F-1

29.
We remind you that if your filing does not become effective by September 30, 2010, you will need to update your financial statements to include unaudited financial statements for the six months ended June 30, 2010 and 2009.  Refer to Rule 3-12(f) of Regulation S-X and Item 8A.5 of Form 20-F.

For the Staff’s information, we acknowledge that if our filing does not become effective by September 30, 2010, we will need to update our financial statements to include unaudited financial statements for the six months ended June 30, 2010 and 2009.

Note 11 – Notes Payable, page F-22

30.
We note from your disclosure on page 27 that all your notes payable are subject to bank charges of 0.05% of the principal amount as commission on each loan transaction.  Please revise your filing to quantify the fees for each period presented.  If material, please provide a discussion in your liquidity section in MD&A.  Also, please tell us the line item on your statement of operations that you include such charges.

We have revised the registration statement in response to the Staff’s comments.

Note 13 – Income Tax Expenses, page F-24

31.
We note income before taxes was $10.5 million for the year ended December 31, 2009.  Based on your disclosure on page F-25, your statutory tax rate in the PRC was 25% for 2009.  We note that 25% of $10.5 million does not reconcile back to the $1.5 million that you present as the computed “expected” income tax expense for 2009.  Please revise or advise.

We have revised the registration statement in response to the Staff’s comment.

Exhibits

32.	Please include Ossen’s bylaws as an exhibit to the registration statement.

We have amended the exhibit index to reflect the filing of our articles of association, which are the foreign equivalent of a domestic company’s bylaws.

Exhibit 23.1

33.	Please update the consent from your independent registered accounting firm when you update your Form F-1.

For the Staff’s information, we have updated the consent from our independent registered accounting firm for the filing of the amended registration statement.

Comments Relayed Telephonically

34.
On the balance sheet there is a $19.0 million prepayment as of December 31, 2009.  Please provide aging of the prepayment assets/accounts receivables, whether at 60 days, 120 days or 180 days.  If a material amount is over 60 days, include the critical accounting policy as to why the Company does not have an allowance or reserve for such material amounts over 60 days.

The registration statement has been revised in the section entitled “Critical Accounting Policies and Estimates” and in note 1 to the consolidated financial statements in response to the Staff’s comment.

35.
There is disclosure on page 42 and F-15 that the Company is still evaluating as of December 2009, the impact of FASB 167.  Please disclose if the impact is material.  If the impact is material, why is it material?

The registration statement has been revised in the section entitled “Recently Issued Accounting Pronouncements” and in note 2 to the consolidated financial statements in response to the Staff’s comment.

Sincerely,

/s/ Wei Hua
Wei Hua
Chief Executive Officer

cc:	Christopher S. Auguste, Esq.
Bill Huo, Esq.
Ari Edelman, Esq.